Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

March 29, 2005

Item 3

News Release

The press release was issued on March 29, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd announced the initial assay results from the 2005 drilling program on its Bisha Main gold/copper/zinc VMS deposit located in western Eritrea. These results provide some growth potential to the Bisha Main oxide and supergene resources. They will allow the open pit mining profile for the Bisha feasibility study to be more fully delineated.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

March 29, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

INITIAL ASSAY RESULTS FROM NEVSUN’S 2005 DRILL PROGRAM AT THE BISHA MAIN GOLD/COPPER/ZINC VMS DEPOSIT, ERITREA

March 29, 2005

Nevsun Resources Ltd is very pleased to announce the initial assay results from the 2005 drilling program on its Bisha Main gold/copper/zinc VMS deposit located in western Eritrea. These results constitute the start of the Nevsun’s 2005 drill program results from Eritrea.

The vast majority of the holes listed below were drilled to relatively shallow depths in order to extend known mineralized zones that had not been fully defined by previous drilling. Oxide and supergene copper mineralization were the primary targets. These results provide some growth potential to the Bisha Main oxide and supergene resources. They will allow the open pit mining profile for the Bisha feasibility study to be more fully delineated.

Highlights include:

Oxide Zone

Hole B-314 intersected 12.43g/t Au over 15.35 meters

Hole B-316 intersected 7.75g/t Au over 23.25 meters

Hole B-318 intersected 18.06g/t Au over 27.33 meters

Hole B-320 intersected 17.04 g/t Au and 367.9g/t Ag over 15.0 meters

Supergene

Hole B-313 intersected 7.5% Cu and 1.78g/t Au over 55.15 meters

Hole B-316 intersected 14.08% Cu and 0.78g/t Au over 35.5 meters

Hole B-318 intersected 5.91% Cu and 0.43g/t Au over 20.06 meters

Hole B-320 intersected 11.96% Cu and 0.88g/t Au over 26.65 meters

Hole B-323 intersected 98.22g/t Au and 327g/t Ag over 4.0meters

Oxide
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
B-311	25.2	33.5	8.30	5.00	4.70	0.16	0.66	0.13	-45	1715450
B-312	33.0	48.0	15.00	2.63	5.30	0.08	0.30	0.11	-45	1715475
B-313	30.0	40.5	10.50	8.10	216.60	0.17	1.64	0.16	-45	1715575
B-314	25.5	27.0	1.50	5.30	104.00	0.18	1.01	0.21	-45	1715575
B-314	32.65	48.0	15.35	12.43	0.05	0.41	0.09	0.81	-45	1715575
B-315	20.5	31.5	11.00	2.01	2.90	0.13	0.20	0.17	-45	1715575
B-316	21.0	44.25	23.25	7.75	31.50	0.15	1.09	0.12	-45	1715625
B-317	13.5	29.0	15.5	3.36	4.30	0.17	0.38	0.15	-45	1715625
B-318	19.37	46.70	27.33	18.06	97.30	0.19	0.91	0.18	-45	1715675
B-319	10.0	16.5	6.5	1.80	5.15	0.14	0.25	0.14	-45	1715675
and	39.0	48.0	9.0	2.90	10.00	0.04	0.23	0.10
B-320	37.5	52.5	15.0	17.04	367.90	0.12	0.41	0.01	-45	1715725
B-321	34.3	52.5	18.2	6.33	155.20	0.09	1.08	0.09	-45	1715725
B-323	28.5	47.0	18.5	5.10	7.50	0.09	0.07	0.90	-50	1716100
B-324	0.80	7.5	6.70	5.16	14.10	0.12	0.58	0.08	-45	1716025
B-326	40.5	45.0	4.5	2.46	57.00	0.08	0.01	0.01	-50	1716025

Supergene
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
B-313	40.5	95.65	55.15	1.78	70.80	7.50	0.71	0.45	-45	1715575
B-314	52.5	59.65	7.15	2.42	13.40	0.00	0.16	0.00	-45	1715575
and	59.65	65.35	5.7	0.26	14.50	4.16	0.02	0.01
B-316	44.25	49.5	5.25	7.89	149.70	0.12	1.10	0.02	-45	1715625
and	49.5	85.0	35.5	0.83	76.00	14.08	0.46	0.17	-45	1715625
B-317	54.0	57.0	3.0	1.42	2.50	0.01	0.05	0.01	-45	1715625
B-318	63.44	83.5	20.06	0.43	27.50	5.91	0.26	0.09	-45	1715675
B-320	52.5	56.85	4.35	1.91	97.59	0.10	0.22	0.02	-45	1715725
and	56.85	83.5	26.65	0.88	110.80	11.96	0.72	0.07
B-323	47.0	51.0	4.0	98.22	327.50	0.01	0.11	0.01	-50	1716100
B-326	45.0	86.5	41.5	0.66	16.80	3.99	0.03	0.02	-50	1716025

Primary
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
B-310	287.5	303.5	16.0	0.67	81.90	1.30	0.77	16.32	-65	1715450
and	319.0	344.8	25.8	0.93	402.00	1.95	0.02	0.54
B-316	92.5	100.0	5.45	0.89	7.80	0.67	0.00	0.06	-45	1715625
B-326	86.5	117.0	30.5	0.58	13.80	1.01	0.01	0.09	-50	1716025
B-327	203.5	211.9	8.4	0.71	61.20	0.67	0.42	7.94	-66	1715600

Hole B-310 targeted primary massive sulphides towards the south end of the deposit. Two distinct zones of massive sulphides were intersected, one being zinc rich while the other was more copper rich. The lower zone may represent a lower footwall lens that has not been previously identified. Future drilling will provide an opportunity to test this area where the deposit is interpreted to remain open to depth and along strike.

Holes B-322, B-325 and B-328 were testing the boundaries of the deposit and did not intersect any significant mineralization, however, they did contribute to a better understanding of the overall configuration of the deposit Hole B-328 was drilled to a depth of 430 meters. It has been lined so that it can be surveyed with downhole EM when the geophysical crew arrives at Bisha in early April.

Hole B-323 intersected a sulphide sand layer at the interface between the oxide zone and the massive sulphide zone. It assayed 98.22g/t Au over 4.0 meters.

It should be noted that in addition to the oxide intercept shown in the table above hole B-321 also intersected 4.5 meters of copper mineralization that assayed 0.90% Cu relatively close to the surface in the oxide layer. The copper is in the form of malachite and is seen relatively often in the near surface environment but has not been modeled.

The overall results of the infill program have been very positive with the average grade of the drill intersections being somewhat higher than the average grades estimated in the October 2004 Bisha resource model. Further drilling is in progress at the Bisha Main deposit testing the opportunities to depth for the primary sulphides.

Nevsun’s current 2005 drill program includes Bisha concession VMS targets as well as epithermal gold targets at the adjoining Okreb concession. The Bisha concession VMS targets include Bisha Main (as reported in the current press release), the NW Zone (located 1.5km to the north west of Bisha Main) and the new Harena Zone (located 9km to the south west of Bisha Main). Assay results from the NW Zone and Harena will be reported separately. Ground mapping, geochemical surveys and mechanical trenching are currently in progress at Okreb.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-07.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

Locations For Nevsun Resources Ltd

339200 mE
339300 mE
339400 mE
339500 mE
339600 mE
1716100 mN
1716000 mN
1715900 mN
1715800 mN
1715700 mN
1715600 mN
1715500 mN
1715400 mN
B-323
B-324
B-326
B-325
B-322
B-320
B-321
B-318
B-319
B-316
B-317
B-328
B-313
B-314
B-315
B-327
B-312
B-311
B-310
2005 Drill Hole
Pre-2005 Drill Hole
Bisha Main Drill Program March 25, 2005.

Drill